

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

October 4, 2007

<u>via U.S. mail and facsimile</u>

George T. Stapleton, II
President and CEO
Megawest Energy Corp.
Suite 1000
815-8th Avenue, S.W.
Calgary, Alberta, Canada T2P 3P2

> **Re: Megawest Energy Corp.**
> **Form F-1**
> **File No. 333-145870**
> **Filed September 4, 2007**
>
> **Form 20-F**
> **Filed August 10, 2007**
> **File No. 0-49760**

Dear Mr. Stapleton:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where

disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate.

2. You are registering for resale 832,500 shares of common stock underlying 555,000 unit rights. These rights allow the holders to buy an additional 180,000 units under the same terms as your January 2007 private placement and an additional 375,000 units under the same terms as the February 2007 private placement. However, it does not appear that the units underlying the unit rights have been issued, and as a result the offering may not have been completed. Provide your analysis regarding the ability to register the resale of these shares. Refer to Interpretation No. 3S(b) of the Securities Act Section of the Division of Corporation Finance's March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations. Also file as exhibits all of the documents relating to the sale of the unit rights.

3. Provide updated disclosure regarding the status of the shares which are subject to escrow.

4. We note your statement on page 23 that as of 4/30/07 you had no reserves. We also note your disclosure in the Megawest Corporate Presentation dated August 2007 posted on your website that you project reserves for FYE ended 4/30/08 and beyond. Please refer to Item 10(b) of Regulation S-K with regard to the Commission's policy on projections.

Cover Page of Prospectus

5. Highlight your cross reference to your risk factor discussion by prominent type or in another manner. See Item 501 of Regulation S-K.

Prospectus Summary

Our Business, page 6

6. For balance, revise the first paragraph to make clear that you do not expect to generate any "significant revenues for the foreseeable future," as you state at page 8 in the Risk Factors section.

7. We note that you refer to yourself as a development stage company. Since you do not have any proved or probable reserves, please revise all instances throughout your filing to refer to yourself as an exploration stage company.

8. We note that you were "transitioned" under the Business Corporations Act, effective June 30, 2005. Please disclose what it means to be "transitioned."

Risk Factors

General

9. Discuss all material risks that apply to your company in particular. However, all risk factors should be brief and concise, generally consisting of only one or two short paragraphs. Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail, such as appears in the lengthy risk factor captioned "We have yet to attain profitable operations and because we will need additional financing…," on page 7.

10. Revise this section generally to eliminate language that mitigates the risk you present. Examples include many of the sentences or clauses that precede or follow "however," "although" and "while.   Similarly, rather than indicate that you "cannot assure" or that there is "no assurance of" an outcome, revise to state the risk plainly and directly.

"Sales of a substantial number of shares of our common stock into the public market…," page 7

11. Expand your discussion to include all of the shares that are issuable upon conversion of the Class B shares of your subsidiary Megawest Energy (USA) Corp., your promissory notes, and outstanding stock options and warrants. We note the more detailed disclosure at page 59 in that regard.

Capitalization and Indebtedness, page 17

12. We remind you of the requirements of Item 8.A.5. of Form 20-F, which require you to disclose interim financial information to the extent that information has been published. We note you have disclosed certain information related to the interim period ending July 31, 2007. If this information is provided in accordance with Item 8.A.5., please expand your disclosures to provide the minimum information required as discussed further in the Instructions to Item 8.A.5(3) of Form 20-F.

Information on Megawest Energy Corp.

Business Overview, page 20

13. Expand your discussion of your business to provide all of the information required by Items 4.B and D of Form 20-F, including the instruction to Item 4.D(1)(a) with regard to mining operations. We also note that your website provides work plans for each of your properties for the 2007-2008 fiscal year.

Operating and Financial Review and Prospects, page 24

Critical Accounting Estimates, page 24

14. Your discussion of critical accounting estimates should not replicate the notes to the financial statements. In this regard, please revise your critical accounting estimates disclosure to specifically address why your accounting estimates or assumptions bear the risk of change (e.g., uncertainty attached to the estimate or assumption or difficulty in measuring or valuing) and, to the extent material, such factors as how you arrived at the estimates as well as how accurate the estimates or assumptions have been in the past. For example, you should revise your disclosures to discuss the uncertainties in your oil and gas reserve estimates and estimates of the fair value of your company's shares and how you ensure that those uncertainties are mitigated. Please refer to FRC Section 501.14 for further guidance on this subject.

Directors, Senior Management and Employees

Directors and Senior Management, page 29

15. Provide more clarity regarding each individual's current and recent business experience. For example, disclose with more precision when Mr. Stapleton began his relationships with Deerfield Energy and Trinity Sands Energy and when he held his positions with E-T Energy Ltd. Because Mr. Orr is also the CFO of Valcent, state how much time he will devote to your business. With regard to Mr. Thornton, confirm that he held senior management and executive positions beginning in 1977. These are examples only, and you should make parallel changes to each sketch as appropriate. Also, explain why the business address you provide for Mr. Stapleton at page 13 differs from the address you provide for him on the cover page of the Form F-1.

16. Identify all of the public companies with which each of your officers and directors is affiliated, and clarify how you define "public" for these purposes. For example, we note that in Mr. Evans' biography, you state that he is a director of several public companies, "including" the ones you list.

Compensation

Executive Compensation, page 31

17. Provide footnote disclosure of the annual compensation payable to Messrs. Stapleton, Thornton and Orr, or cross reference to the discussion of their employment agreements on page 33.

Employment Agreements, page 33

18. Please define the term "change of control" that will trigger the payment of severance benefits to your named executives.

Board Practices, page 34

19. Provide a summary of the terms under which your audit and compensation committees operate. Refer to Item 6.C.3 of Form 20-F. State the definition you used to determine whether the directors you identify are independent.

Stock Ownership, page 34

20. It does not appear that you have included in this table the 500,000 shares of stock underlying options granted to Mr. Stapleton for his services as a director. Please advise.

Related Party Transactions, page 38

21. Verify that you have disclosed all related party transactions required by Item 7.B of Form 20-F. Make clear that you have made diligent inquiries in each case that information is potentially uncertain.

22. State whether you have a policy for approving related party transactions or a conflicts of interest policy. Discuss whether such policies were applied for each listed transaction. We note that your corporate governance committee does not appear to have a majority of independent directors.

23. Identify each of the parties to each transaction and describe the material terms of each of the transactions. For example, identify the former directors to whom you paid general and administrative costs for the nine months ended January 31, 2007 and explain why these costs were paid. Identify the company affiliated with Mr. Orr that provides investor relations services. Identify the partnership to which you owed money at April 30, 2007 and name the two directors. Describe the material terms of

the debt owed, including the original principal amount, interest rate and maturity date. State the reason for the debt.

24. Tell us whether you have filed as exhibits all of the agreements related to each of the transactions described in this section.

The Offer and Listing, page 43

25. Provide updated information on your high and low share prices in accordance with Item 9.A.4 of Form 20-F.

Selling Shareholders, page 45

26. In the selling shareholders table, please add a column that provides the percentage (if one percent or more) of the class owned by each shareholder before the offering. Refer to Item 9.D.2 of Form 20-F.

27. We note your footnote 4 to this table and the list of natural persons with beneficial ownership of the securities listed. However, you do not identify a natural person for several entities, including Halfmoon Foundation, Eymann Investment Corp., Marrandino Holdings Inc., Pentor Capital Corp., Sweetwater Capital Corp., Verdmont Capital, Bass Energy Inc., and Carob Management. Please provide this information for these selling shareholders.

28. We note the selling shareholders whom you identify as broker-dealers or affiliates of broker dealers on page 57. Identify the broker-dealers as underwriters unless you can state that they obtained the securities being registered for resale as compensation for investment banking services. Also, identify as an underwriter any selling stockholder who is affiliated with a registered broker-dealer, unless you can state that such selling stockholder purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

29. We note your disclosure in footnote 7 on page 58. You must make a diligent inquiry in that regard, because you are responsible for the information contained in the registration statement. Please revise accordingly.

30. You have two separate line items for Karkrash Holdings Ltd. on page 50 and page 54. Please advise.

Dilution, page 58

31. You indicate that there will be no dilution, but this does not appear to give effect to the potential issuance of shares underlying warrants. Please revise accordingly.

Additional Information

Memorandum and Articles of Association, page 60

32. State the vote required to pass matters brought before a shareholder meeting. We note the requirement for a two-thirds vote to pass certain special resolutions in section 8.2 of your Articles.

33. We note your statement that there are no provisions in your Articles that would have the effect of delaying, deferring, or preventing a change in control. However, section 11.8 of your Articles limits the number of directors that can be appointed between meetings and section 23.1 of your articles authorizes the board to issue blank check preferred stock. Both of these features can have the effect of delaying, deferring, or preventing a change in control. Please advise.

Material Contracts, page 61

34. Revise to eliminate the suggestion that you merely summarize in a manner that is "not complete" "certain material provisions." Instead, provide a materially complete discussion of the agreements in question.

Taxation, page 63

35. Revise the captions at pages 63 and 64 to eliminate the suggestion that you describe only "certain" consequences. Similarly, eliminate the suggestion that the disclosure is "of a general nature only" or is for "general information only" and that the reader "should consult" with its own advisors. Item 601(b)(8) of Regulation S-K requires a tax opinion to be filed "where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing." Please advise whether you intend to file a tax opinion. We may have additional comments.

Documents on Display, page 65

36. Provide the address of your website, and state whether investors may view the documents referred to in the prospectus and filed with the Commission on your website.

Financial Statements, page 68

37. We note that you present two sets of consolidated financial statements: one as of April 30, 2007 and 2006 and for the three years ended April 30, 2007, and another as of April 30, 2006 and 2005 and for the three years ended April 30, 2006. Please combine to present one set of financial statements of MegaWest Energy Corp., or tell us why your current presentation is appropriate.

38. We note that you acquired several properties during fiscal 2007. Please tell us how you considered the guidance in Rule 3-05 and Article 11 of Regulation S-X, in determining whether to present historical financial statements of the acquired properties and pro forma financial statements assuming the acquisitions occurred at the beginning of the latest annual period.

39. On a similar matter, please tell us how you considered the guidance of Rule 405 of Regulation C to determine if the companies acquired during fiscal year 2007 represent predecessor entities and the related requirement to provide financial statement information related to those predecessors under Rule 3-02(a) of Regulation S-X.

40. If you are presenting your financial information under Item 4(b) of Form F-1, please provide the disclosures required by FAS 7 for development stage, or in your case exploration stage, companies.

Consolidated Statements of Cash Flows, page 77

41. We note that you present "changes in noncash working capital" as an investing activity. Please tell us what changes comprise this line item and how its classification as an investing activity is more appropriate than classification as either an operating activity or a non-cash investing activity.

Recent Sales of Unregistered Securities, page 111

42. Provide substantially enhanced disclosure to comply with Item 701 of Regulation S-K and Item 6 of Form F-1. For example, it is inadequate to refer to "various consultants" without quantifying them, and you must provide more support for the exemptions in each case. Also, make clear which exemptions are applicable and

> why you believe they are applicable, rather than including a list of several and stating, "as applicable."

Exhibits and Financial Statement Schedules, page 115

43. On the exhibit index, identify the differences between exhibits 3.2 and 3.5, and between exhibits 3.4 and 3.7.

Notes to Consolidated Financial Statements, page 78

Note 1. Significant Accounting Policies, page 78

(k) Stock-Based Compensation, page 80

44. We note that you adjust compensation expense under Canadian GAAP for the estimated amount of forfeitures in the period in which the stock options expire. Under U.S. GAAP, SFAS 123(R) requires an entity to base accruals of compensation cost during the requisite service period on the estimated number of instruments for which the requisite service is expected to be rendered. Please revise your U.S. GAAP reconciliation in Note 19 to account for forfeitures consistent with the provisions of paragraphs 43, B165 and B166 of SFAS 123(R).

Note 2. Acquisitions, page 82

45. Please confirm the assets and liabilities acquired and presented in the table on page 83 were recorded at fair value at the date of acquisition.

46. We note that you reduce the consideration given on the acquisitions of Deerfield Kansas, Deerfield Missouri and Trinity for a deficit adjustment, as disclosed in note (i) on page 83. Please clarify for us what the deficit adjustment represents and the basis for recording it under Canadian GAAP and U.S. GAAP. In your response, please cite the accounting guidance used to support your accounting.

Note 19. Additional Disclosures Required under U.S. Generally Accepted Accounting Principles, page 91

47. Please disclose in note (b) on page 94 that there were no differences between Canadian GAAP and U.S. GAAP during fiscal 2006 and fiscal 2005, if true.

48. We note the adjustment in note 19(a)(ii) for the value of stock issued in the acquisition of the Kentucky oil and gas assets. Tell us why you have not accounted for similar differences in stock issued to in all other acquisitions during fiscal year 2007.

49. On a similar matter, if you have recorded the Kentucky oil and gas assets at their fair value at the date of acquisition, tell us why you have recorded the adjustment in note 19(a)(ii) to increase the oil and gas assets above their fair value. Explain to us the consideration you gave to recording the adjustment to goodwill as the difference between the cost of the purchase and the fair value of the net assets acquired.

50. We note the adjustment of $242,040 in unrealized gain in note 19(a)(iii). We are unable to find where you have accounted for this adjustment to comprehensive income in the table of liabilities and equity presented on page 92.

Undertakings, page 120

51. Provide the undertakings required by Item 512(a)(4), (5) and (6).

Form 20-F

Controls and Procedures, page 43

52. Revise your disclosure to state whether there have been any changes in your internal controls over financial reporting, as opposed to any "significant" changes.

Closing Comments

    Please amend your Form 20-F within ten days of the date of this letter, tell us when you will amend it. Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

George T. Stapleton, II
Megawest Energy Corp.
October 4, 2007
Page 12

You may contact Ryan Milne at 202-551-3688, or in his absence, Shannon Buskirk at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, petroleum engineer, at 202-551-3704, if you have questions regarding engineering disclosure issues. Please contact Donna Levy at 202-551-3292, or in her absence, Timothy Levenberg, Special Counsel, 202-551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: Jonathan C. Lotz, Esq. (via facsimile 604-687-6314)
    T. Levenberg
    D. Levy
    R. Milne
    R. Winfrey